SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            SONOMA WEST HOLDINGS INC
                            ------------------------
                                (Name of Issuer)

                                       COM
                                       ---
                         (Title of Class of Securities)

                                    83567109
                                    --------
                                 (CUSIP Number)

                                 PETER B SCHULZE
                                   PO BOX 1319
                                  VAN TX, 75790
                                 (903) 963-3139
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                     6/24/99
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE:  Schedules  filed  in  paper  format shall include the signed original and
five  copies  of  the  Schedule,  , including all exhibits.   See Rule 13d-7 for
other  parties  to  whom  copies  are  to  be  sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                   -------------------------------------
CUSIP  NO.  83567109                       PAGE      2      OF     6      PAGES
------------------------                   -------------------------------------

--------------------------------------------------------------------------------
     1     NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           PETER  B  SCHULZE,  KAREN  G  SCHULZE
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
           (SEE INSTRUCTIONS)
                                                                         (b) [_]
--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

           PF  (PRIVATE  FUNDS),  OO  (OTHER-  CHARITABLE  TRUST)
--------------------------------------------------------------------------------
     5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 3(d) or 2(e)                                                [_]

--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

NUMBER OF               PETER  B  SCHULZE  1,800
                  --------------------------------------------------------------
SHARES            8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                PETER  B  SCHULZE  119,300
                  --------------------------------------------------------------
EACH              9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                  PETER  B  SCHULZE  1,800
                  --------------------------------------------------------------
WITH              10    SHARED DISPOSITIVE POWER

                        PETER  B  SCHULZE  119,300
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           121,100
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                [_]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN  (INDIVIDUAL)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------                   -------------------------------------
CUSIP  NO.  83567109                       PAGE      3      OF     6      PAGES
------------------------                   -------------------------------------

--------------------------------------------------------------------------------
     1     NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

           PETER  B  SCHULZE,  KAREN  G  SCHULZE
--------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [_]
           (SEE INSTRUCTIONS)                                            (b) [_]

--------------------------------------------------------------------------------
     3     SEC USE ONLY

--------------------------------------------------------------------------------
     4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

           PF  (PRIVATE  FUNDS),  OO  (OTHER-  CHARITABLE  TRUST)
--------------------------------------------------------------------------------
     5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 3(d) or 2(e)                                                [_]

--------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
NUMBER OF
                  --------------------------------------------------------------
SHARES            8     SHARED VOTING POWER
BENEFICIALLY
OWNED BY                KAREN  G  SCHULZE  118,400
                  --------------------------------------------------------------
EACH              9     SOLE DISPOSITIVE POWER
REPORTING
PERSON
                  --------------------------------------------------------------
WITH              10    SHARED DISPOSITIVE POWER

                        KAREN  G  SCHULZE  118,400
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           118,400
--------------------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                                [_]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN  (INDIVIDUAL)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------                   -------------------------------------
CUSIP  NO.  83567109                       PAGE      4      OF     6      PAGES
------------------------                   -------------------------------------


ITEM  1.  SECURITY  AND  ISSUER
-------------------------------
CLASS OF SECURITIES: COMMON STOCK

NAME & ADDRESS OF PRINCIPAL EXECUTIVE OFFICES OF ISSUER:
SONOMA  WEST  HOLDINGS  INC
1448  INDUSTRIAL  AVENUE
SEBASTOPOL,  CA  95472


ITEM  2.  IDENTITY  AND  BACKGROUND
-----------------------------------

     (a)     Name:  PETER  B  SCHULZE

     (b)     Residence  or  business  address:  PO  BOX  1319, VAN  TX  75790

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: PRIVATE INVESTOR

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:
NO

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and: NO

     (f)     Citizenship:  USA


     (a)     Name:  KAREN  G  SCHULZE

     (b)     Residence  or  business  address:  PO  BOX  1319, VAN  TX  75790

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: HOMEMAKER

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:
NO

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and: NO

     (f)     Citizenship:  USA

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION
------------------------------------------------------------------

SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.
SECURITIES  PURCHASED  WITH  PRIVATE  FUNDS
TOTAL  BASIS  =  $984,399.35  (121,100  SHARES)

ITEM  4.  PURPOSE  OF  THE  TRANSACTION
---------------------------------------

PURPOSE  OF  TRANSACTION.
LONG-TERM  EQUITY  INVESTMENT

                                  SCHEDULE 13D

------------------------                   -------------------------------------
CUSIP  NO.  83567109                       PAGE      5      OF     6      PAGES
------------------------                   -------------------------------------

ITEM  5.  INTEREST  IN  SECURITIES  AND  THE  ISSUER
----------------------------------------------------

INTEREST  IN  SECURITIES  OF  THE  ISSUER.
PETER  B  SCHULZE
BENEFICIAL  OWNERSHIP  OF  121,100  SHARES  (8.0%  OF  COMMON  STOCK)
SHARED  VOTING  POWER  119,300  SHARES  (7.8%  OF  COMMON  STOCK)
SHARED  DISPOSITIVE  POWER  119,300  SHARES  (7.8%  OF  COMMON  STOCK)
SOLE  VOTING  POWER  1,800  SHARES  (.12%  OF  COMMON  STOCK)

KAREN  G  SCHULZE
BENEFICIAL  OWNERSHIP  OF  118,400  SHARES  (7.8%  OF  COMMON  STOCK)
SHARED  VOTING  POWER  118,400  SHARES  (7.8%  OF  COMMON  STOCK)

ITEM  6.  CONTRACTS,  ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
--------------------------------------------------------------------------------
TO  SECURITIES  OF  THE  ISSUER
-------------------------------

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

NONE

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.
---------------------------------------------------

ATTACHMENT  A-  SCHEDULE  OF  TRANSACTIONS

ATTACHMENT  A
SONOMA  WEST  HOLDINGS  INC
SWHI
CUSSIP  NO.  83567109


ACCOUNT                                                    Transaction Date  Shares Purchased  Cumulative Total  % of Class
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------

Peter B. & Karen G. Schulze, JTWROS                               4/19/1989             2,000             2,000         0.1%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                               4/25/1989             2,000             4,000         0.3%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                               6/30/1989             4,000             8,000         0.5%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                               7/10/1989             8,000            16,000         1.1%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                               1/15/1990             2,800            18,800         1.2%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                               1/26/1990             1,000            19,800         1.3%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                              12/22/1992             2,000            21,800         1.4%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                                1/5/1993             1,500            23,300         1.5%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                              11/26/1993             1,000            24,300         1.6%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Living Waters Trust, Peter B. & Karen G. Schulze Trustees        12/15/1993             2,200            26,500         1.7%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. Schulze, Trustee for Gabriel D. Schulze                  3/11/1994               900            27,400         1.8%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. Schulze, Custodian for Elais R. Schulze UGMA             3/11/1994               900            28,300         1.9%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. Schulze, Custodian for Isaiah P. Schulze UGMA            3/11/1994               900            29,200         1.9%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                               3/15/1994             3,000            32,200         2.1%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                               3/17/1994             2,000            34,200         2.2%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Living Waters Trust, Peter B. & Karen G. Schulze Trustees         4/28/1994             1,000            35,200         2.3%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Living Waters Trust, Peter B. & Karen G. Schulze Trustees         4/29/1994             1,100            36,300         2.4%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Living Waters Trust, Peter B. & Karen G. Schulze Trustees          5/3/1994               500            36,800         2.4%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                                5/6/1994             1,400            38,200         2.5%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                                7/6/1994             3,000            41,200         2.7%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                               7/12/1994             3,000            44,200         2.9%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                               7/28/1994             3,000            47,200         3.1%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                               2/14/1995             5,000            52,200         3.4%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                                6/2/1995             2,500            54,700         3.6%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                                6/2/1995             2,500            57,200         3.8%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                                6/7/1995             2,500            59,700         3.9%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                               6/12/1995             2,500            62,200         4.1%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                               6/22/1995             1,500            63,700         4.2%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Living Waters Trust, Peter B. & Karen G. Schulze Trustees         9/14/1998               400            64,100         4.2%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                              10/19/1998             2,000            66,100         4.3%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                              10/19/1998             2,000            68,100         4.5%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
PETER B. & KAREN G. SCHULZE, JTWROS                               6/24/1999            20,000            88,100         5.8%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                               6/24/1999               500            88,600         5.8%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Living Waters Trust, Peter B. & Karen G. Schulze Trustees         6/25/1999             3,000            91,600         6.0%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                               6/25/1999             7,000            98,600         6.5%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                               6/25/1999             2,500           101,100         6.6%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                               6/25/1999             7,000           108,100         7.1%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Living Waters Trust, Peter B. & Karen G. Schulze Trustees         6/28/1999             7,000           115,100         7.6%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                               6/28/1999             3,000           118,100         7.8%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------
Peter B. & Karen G. Schulze, JTWROS                                8/9/1999             3,000           121,100         8.0%
---------------------------------------------------------  ----------------  ----------------  ----------------  -----------

                                  SCHEDULE 13D

------------------------                   -------------------------------------
CUSIP  NO.  83567109                       PAGE      6      OF     6      PAGES
------------------------                   -------------------------------------

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                     By:  /s/  PETER B. SCHULZE
                                        ----------------------------------
                                        Name:  PETER B. SCHULZE
                                        Date:  11/22/2000



                                     By:  /s/  KAREN G. SCHULZE
                                        ----------------------------------
                                        Name:  KAREN G. SCHULZE
                                        Date:  11/22/2000